

SingTel

31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388



1 March 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America



Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 17 February 2005 to 23 February 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

C:MY DOCUMENTS/SEC/LLC/ani

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	23-Feb-2005 11:49:06
Announcement No.	00015

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - SingTel unveils 3G plans
Description	Attached is a news release made by Singapore Telecommunications Limited on the above.
Attachments:	NR230205.pdf Total size = **124K** (2048K size limit recommended)

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SingTel

News Release


SEC MAIL PROCESSING
RECEIVED
MAR 2 1 2005
WASH, D.C.
185
SECTION

SingTel unveils 3G plans

- *Compelling pricing strategy to encourage usage*
- *Seamless transition from 2G to 3G for customers*
- *3loGy initiative to promote and market 3G beyond mobile sphere*

Singapore, 23 February 2005 – Singapore Telecommunications Limited (SingTel) today unveiled plans to make the transition from 2G to 3G services a seamless and easy one for customers. It also launched its new **3loGy** initiative to market and promote 3G services across mobile, fixed line and broadband platforms.

Mr Lim Chuan Poh, SingTel's Executive Vice President (Consumer Business) & CEO of SingTel Mobile, said: "SingTel has had the advantage of customer feedback since we did our first 3G trials back in September and started selling 3G handsets in December last year. And the customer message is clear – keep it simple, make it affordable and that's exactly what we have done.

"We are offering very compelling prices as a start, helping our customers manage their usage as they go along and adding value to the services they can enjoy with 3G ultimately. Our aim is to give our customers peace of mind so that they are willing to give 3G a try."

Same local voice/video call charges

There will be no difference between 3G local video call and usual local voice call charges. Charges[1] will be offset against the bundled airtime in each customer's current subscription plan. Customers on free incoming call plans will enjoy free incoming video calls.

Higher 3G speeds, lower data charges

With 3G, customers will enjoy data speeds of up to 384kbps, which is up to nine times faster than current GPRS (or 2.5G) speeds. However, SingTel customers can look forward to a retail 3G data charge that is 30 per cent[2] lower compared to the current retail GPRS charge.

SingTel will also introduce a range of 3G data packages to meet customers' varying needs and usage patterns.

Mr Lim said: "However, in the event that our customers exceed their normal pattern of usage, we have included a 'safety net' by capping the amount of data charges that can be incurred. They will not get a shock when they get their bill at the end of the month."

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[1] Based on peak/off-peak rates for non-free incoming call plans and flat outgoing rate of S$0.15 per minute for free incoming call plans.

[2] Pay-per-use 3G data charge of $0.0035 per kilobyte as compared to retail GPRS charge of $0.005 per kilobyte.



Seamless transition from 2G to 3G
Customers have been able to purchase 3G handsets from *hello!* shops and authorised dealers since December 2004.

Now, SingTel's existing 2G mobile customers can enjoy 3G services without changing their subscription plans[3]. They simply need to purchase a 3G handset and have their SIM card converted to a 3G SIM card at any *hello!* shop or SingTel authorised dealers for free.

Suite of 3G content launched
For the launch, SingTel will offer most of its 3G content free of charge. Video streaming charges will also be waived for a limited period. Video and game downloads will be charged based on the lower 3G data rate.

Customers can immediately access 3G content ranging from local productions such as the Jack Neo Channel and 3G Video Club, to offerings from Hong Kong's TVB channel and news programmes such as CNA Live and Reuters TV. There will also be self-created content submitted by members of the public for the Citizen Reporter and Singapore's Funniest Home Videos channels.

SingTel is also offering hundreds of the latest music videos for viewing and thousands of music tracks to personalise users' mobile phones with.

Going international with 3G
Apart from compelling pricing and content, SingTel customers will be able to enjoy 3G international services.

They can make international video calls to 31 networks in 19 countries. Those travelling to Japan will also be able to enjoy roaming services with their 3G handsets. Japan is one of 12 countries (15 networks) where SingTel 3G customers can continue to use 3G services such as video calls, video streaming and high-speed data access.

3G and beyond: the **3loGy** initiative
SingTel is positioning its 3G service as going beyond the mobile sphere. This will be driven by a new marketing initiative called '**3loGy**'.

Mr Lim said: "The advantage of 3G is not just between a 3G mobile phone and another 3G mobile phone. As a full service provider, SingTel can extend the benefits of 3G, such as video calls, to our fixed line and broadband Internet customers as well. To encourage this video communication across the three platforms, we will be creating attractive packages and equipment bundles for our customers.

SingTel will be selling fixed line video phones and launching plans for fixed line and SingNet broadband customers to enable them to enjoy video call.

---

[3] Except for those on *e*-plans and *pod* plans.



"We intend to seed 3G among the masses. So our customers can look forward to more content and more services that will be rolled out in the coming months."

Customers will benefit from the lower 3G data rate with immediate effect while video call charges will commence from 1 March 2005.

More information about SingTel 3G can be found at www.ideas.singtel.com/3logy. SingTel mobile customers can also get a directory listing of the various 3G services by composing an SMS with the word '3G' and sending it to 732724.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	21-Feb-2005 12:56:28
Announcement No.	00009

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - SingTel to sell four properties to A-REIT for S$316.3 million
Description	Attached is a news release made by Singapore Telecommunications Limited on the above.
Attachments:	NR210205.pdf Total size = **115K** (2048K size limit recommended)

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News Release

SingTel to sell four properties to A-REIT for S$316.3 million

Divestment estimated to achieve capital gains worth S$117 million

Singapore, 21 February 2005 - Singapore Telecommunications Ltd (SingTel) today announced that it has entered into conditional put and call option agreements to sell four properties to Ascendas Real Estate Investment Trust (A-REIT) for a total cash price of S$316.3 million, of which S$7.6 million will be paid at the end of three years after completion.

The properties to be sold are Telepark in Tampines, and Kim Chuan Telecommunications Complex, KA Centre and KA Place, all of which are in Paya Lebar.

Upon satisfaction of the conditions, the sale is expected to be completed in March 2005. Following the sale, Telepark (except for its retail space) and Kim Chuan Telecommunications Complex will be leased to SingTel for 20 years to fulfil SingTel's operational requirements.

KA Centre and KA Place are currently leased mainly to third parties. The sale of these two properties will have no impact on SingTel's operations.

Commenting on the sale, SingTel's Chief Financial Officer, Ms Chua Sock Koong, said: "This sale is in line with our strategy to better utilise capital and free up cash resources that can be redeployed in our telecommunications business as well as in new investments."

Value of the Properties

The sale price for the four properties was arrived at on a willing-buyer and willing-seller basis. SingTel expects to record an estimated capital gain of S$117 million, net of estimated transaction expenses, upon the completion of this sale.

Property	**Net book value[1]**	**Sale price[2]**
Telepark	S$86.1 million	S$186.0 million
Kim Chuan Telecommunications Complex	S$83.3 million	S$100.0 million
KA Centre	S$19.0 million	S$19.2 million
KA Place	S$9.4 million	S$11.1 million
Total	**S$197.8 million**	**S$316.3 million**

Notes:
[1] As of the date of the sale.
[2] Based on the valuation reports dated 1 October 2004 commissioned by SingTel, the valuations of Telepark, Kim Chuan Telecommunications Complex, KA Centre and KA Place were S$186.0 million, S$100.0 million, S$22.5 million and S$11.5 million, respectively. The properties were valued by independent valuers, and all the valuations were carried out on an open market value basis.

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SingTel

About SingTel
SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 34 offices in 16 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners

The Group also has major investments in India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving almost 62 million customers in six markets.

SingTel employs more than 19,000 people worldwide and had a turnover of S$12.0 billion (US$7.17 billion) and net profit after tax of S$4.49 billion (US$2.68 billion) for the year ended 31 March 2004. More information can be found @ www.singtel.com and www.optus.com.au.

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	17-Feb-2005 18:39:10
Announcement No.	00083

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	DIVESTMENT OF SHARES IN INTELSAT, LTD. BY SINGTEL AND OPTUS NETWORKS PTY LIMITED
Description	
Attachments:	306-sgx.pdf Total size = **55K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT
- DIVESTMENT OF SHARES IN INTELSAT, LTD. BY SINGTEL AND OPTUS NETWORKS PTY LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that, as a result of the closing of the acquisition of Intelsat, Ltd. ("Intelsat") by a subsidiary of Zeus Holdings Limited ("Zeus"), SingTel and its wholly-owned subsidiary, Optus Networks Pty Limited ("Optus"), are entitled to receive US$18.75 in exchange for each share in Intelsat which they held immediately prior to the closing. The SingTel Group expects to receive approximately US$58.74 million for its combined 1.88 per cent. stake in Intelsat. The SingTel Group's gain on disposal is expected to be approximately S$39 million.

Zeus is a company formed by a consortium of funds advised by Apax Partners, Apollo Management, Madison Dearborn Partners and Permira.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 17 February 2005